Exhibit 99.1

Media Release

Release: Immediate
Trading Symbols: TSX: CRJ; OTCQB: CLGRF

Claude Resources Inc. Provides Date for Q4 Results and Conference Call
March 15, 2016, Saskatoon, Saskatchewan, Canada: Claude Resources Inc. ("Claude" and or the "Company") will release its 2015 fourth quarter and annual financial and operating results after market close on March 30, 2016. In addition to the news release, the Company will host a conference call and webcast on March 31, 2016 at 11:00 AM Eastern Time to discuss the results.
To participate in the conference call, please dial 1-888-201-0168 or 1-647-788-4901. A replay of the conference call will be available until April 7, 2016 by calling 1-855-859-2056 and entering the passcode 50146133.
To view and listen to the webcast on March 31, 2016, please use the following URL in your web browser:
http://event.on24.com/wcc/r/1135256/A2154239C319D7ECB9ED7B7E974A4B79

Claude Resources Inc. is a publicly traded gold exploration and mining company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Its asset base is located entirely in Canada and since 1991, Claude has produced over 1,100,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

For further information please contact:

Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501
Email: ir@clauderesources.com
Website: www.clauderesources.com